

January 3, 2012

Via E-mail
Mr. James Doolin
Chief Financial Officer
4th Grade Films, Inc.
1338 S. Foothill Drive, #163
Salt Lake City, Utah 84108

> **Re:** **4th Grade Films, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2011**
> **Filed September 27, 2011**
> **File No. 000-52825**

Dear Mr. Doolin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing information you provide in response to this comment, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2011

Exhibit 31

1. Reference is made to your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. The language contained in the certification should be exactly as set forthin Item 601(B)(31) of Regulation S-K. In this regard, please revise to identify the certifying individual rather than "4th Grade Films, Inc. (the "Registrant")" in the first line, and the second line should specifically state "4th Grade Films" rather than "the Registrant."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief